UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Innovative Food Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

2528 S 27th Ave

Address of Principal Executive Office (Street and Number)

Broadview, IL 60155

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Innovative Food Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2026 (the “Q1 Form 10-Q”) within the prescribed time period, without unreasonable effort and expense. The Company’s delay is due principally to the need for additional time to finalize the Company’s financial statements and complete the review process. The Company expects to file the Q1 Form 10-Q within the five-calendar-day extension permitted under Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gary Schubert	(239)	596-0204
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its results of operations for the quarter ended March 31, 2026 to differ significantly from the corresponding period in the prior fiscal year. The anticipated change is primarily attributable to income from discontinued operations, including an approximately $2.1 million gain recognized in connection with the sale of the Company’s Pennsylvania facility during the quarter ended March 31, 2026.

The Company expects to report income from discontinued operations of approximately $1.5 million for the quarter ended March 31, 2026, compared to a loss from discontinued operations of approximately $0.7 million for the quarter ended March 31, 2025. As a result, the Company expects consolidated net income of approximately $1.8 million for the quarter ended March 31, 2026, compared to a consolidated net loss of approximately $0.4 million for the quarter ended March 31, 2025. Results from continuing operations were not the primary driver of the anticipated year-over-year change.

The foregoing amounts are preliminary and remain subject to completion of the Company’s quarterly review procedures and finalization of the Form 10-Q.

Innovative Food Holdings, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Innovative Food Holdings, Inc.

Date: May 15, 2026	By:	/s/ Gary Schubert
Gary Schubert
Chief Executive Officer

2